SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 27, 2018

Consolidated Final Voting Map

Ambev S.A., pursuant to CVM Ruling No. 481/09, publishes the final voting map regarding the consolidation of voting instructions remotely delivered and delivered in person for each item included in the voting bulletins, including the matters submitted to the Annual and Extraordinary Shareholders’ Meetings of Ambev S.A. as of April 27, 2018. The consolidated final voting map can be found attached.

São Paulo, 27 April, 2018.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

Consolidated Final Voting Map

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 27, 2018.

RESOLUTION	VOTE	TOTAL
Preparation of the Minutes of the Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 of Law No. 6.404/76.	FOR	11,992,771,340
	AGAINST	0
	ABSTENTION	0
Approve managers’ accounts and financial statements for the fiscal year ended December 31, 2017, as set forth in the Company’s Management Proposal.	FOR	13,803,558,175
	AGAINST	701,132
	ABSTENTION	291,969,764
Resolve on the appropriation of net profit for the fiscal year ended December 31, 2017, as set forth in the Company’s Management Proposal.	FOR	14,082,237,693
	AGAINST	107,622
	ABSTENTION	13,883,756
Elect the members of the Fiscal Council and their respective alternates for a term that shall end at the Ordinary Shareholders’ Meeting to be held in 2019, as Management’s Proposal (the Management Slate).	FOR	11,802,817,352
	AGAINST	118,500
	ABSTENTION	845,141,449
Separate election of the Fiscal Council’s members – Candidates: Aldo Luiz Mendes and Vinicius Balbino Bouhid (alternate).	FOR	1,448,151,770
	AGAINST	0
	ABSTENTION	0
Determine managers’ overall compensation for the year of 2018, in the annual amount of up to R$ 83,292,928.00, including expenses related to the recognition of the fair amount of (x) the stock options which the Company is intending to grant in the current fiscal year; and (y) the stock based compensation which the Company is intending to grant during the current fiscal year, as set forth in the Company’s Management Proposal.	FOR	13,831,525,691
	AGAINST	228,579,825
	ABSTENTION	36,123,555
Determine the overall compensation of the Fiscal Council’s members for the year of 2018, in the annual amount of up to R$ 2,041,187.00, with deputy members’ compensation corresponding to half of the amount received by the sitting members, as set forth in the Company’s Management Proposal.	FOR	14,050.762,825
	AGAINST	11,191,670
	ABSTENTION	34,274,576
Approve the “Protocol and Justification of the Partial Spin-off of Arosuco Aromas e Sucos Ltda. with the Merger of the Spun-off Portion into Ambev S.A.”, which establishes the general bases of the partial spin-off of Arosuco Aromas e Sucos Ltda., the quotas of which are entirely held by the Company, followed by the merger of the spun-off portion into the Company, as set forth in the Company’s Management Proposal.	FOR	14,074,153,481
	AGAINST	112,837
	ABSTENTION	21,962,753
Ratify the engagement of APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) to proceed to the appraisal of the spun-off portion of Arosuco Aromas e Sucos Ltda. (“Spun-off Portion”) to be transferred to the Company as a result of the partial spin-off of Arosuco Aromas e Sucos Ltda. followed by the merger of the Spun-off Portion into the Company.	FOR	14,074,143,063
	AGAINST	179,680
	ABSTENTION	21,906,328
Approve the appraisal report of the Spun-off Portion of Arosuco Aromas e Sucos Ltda. to be merged into the Company as a result of the partial spin-off of Arosuco Aromas e Sucos Ltda.	FOR	14,074,167,633
	AGAINST	116,443
	ABSTENTION	21,944,995
Approve the merger of the Spun-off Portion of Arosuco Aromas e Sucos Ltda. into the Company.	FOR	14,074,067,676
	AGAINST	190,212
	ABSTENTION	21,971,183
Authorize the Company’s Board of Officers and Board of Directors to perform all acts necessary to the implementation of the merger of the Spun-off Portion of Arosuco Aromas e Sucos Ltda. into the Company.	FOR	14,074,108,076
	AGAINST	189,643
	ABSTENTION	21,931,352

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer